Exhibit 99.2

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of operations and financial condition for the first quarter of fiscal 2025, dated March 3, 2025, should be read in conjunction with the unaudited interim consolidated financial statements for the period ended January 31, 2025, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A should also be read in conjunction with VersaBank’s MD&A and Audited Consolidated Financial Statements for the year ended October 31, 2024, which are available on VersaBank’s website at www.versabank.com, SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Except as discussed below, all other factors discussed and referred to in the MD&A for the year ended October 31, 2024, remain substantially unchanged. All currency amounts in this document are in Canadian dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements	2
About VersaBank	3
Strategy	4
Overview of Performance	7
Selected Financial Highlights	9
Financial Review – Earnings	10
Financial Review – Balance Sheet	14
Off-Balance Sheet Arrangements	22
Related Party Transactions	23
Capital Management and Capital Resources	24
Results of Operating Segments	26
Summary of Quarterly Results	28
Non-GAAP and Other Financial Measures	28
Material Accounting Policies and Use of Estimates and Judgements	30
Controls and Procedures	30
Additional Information	31

VersaBank – Q1 2025 MD&A	1

Cautionary Note Regarding Forward-Looking Statements

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings and with Canadian securities regulators or the US Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this management’s discussion and analysis that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of VersaBank’s control. Risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and US economies in general and the strength of the local economies within Canada and the US in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws, changes in trade laws and tariffs; and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and the impact of both on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on VersaBank's business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and VersaBank’s anticipation of and success in managing the risks implicated by the foregoing.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. For a detailed discussion of certain key factors that may affect VersaBank’s future results, please see VersaBank’s annual MD&A for the year ended October 31, 2024. Except as required by securities law, VersaBank does not undertake to update any forward-looking statements that is contained in this management’s discussion and analysis or made from time to time by VersaBank or on its behalf.

VersaBank – Q1 2025 MD&A	2

About VersaBank

Digital Banking Operations

VersaBank is a North American bank (federally chartered in Canada and the United States) with a difference. VersaBank was the world's first fully digital financial institution and today employs a cloud-based, branchless, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry. The Bank’s model is based on obtaining its deposits and providing financing digitally through third-party financial intermediaries (referred to as “partners”) who themselves engage with the actual depositors and borrowers. This provides VersaBank with significant operating leverage, which drives efficiency and return on common equity, and significantly reduces risk.

VersaBank’s recent and expected continued growth is the result of its unique Receivable Purchase Program (“RPP”), which invests in cash flow streams generated by loans and leases originated and owned by companies that provide financing at the point of sale to consumers and small businesses for “big ticket” purchases.  In September 2024, following its acquisition of a US bank, VersaBank broadly launched its RPP, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market.

Digital Meteor, Inc.

Through its wholly owned subsidiary, Digital Meteor, Inc. (“Digital Meteor”), VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary Digital Deposit Receipts (DDRs).  The Bank’s DDR are highly encrypted digital assets that represent an actual fiat currency on deposit with a bank.  Issued on secure blockchains such as Algorand, Ethereum, and Stellar, DDRs offer superior security, stability, and regulatory compliance compared to traditional stablecoins. As a SOC2 Type 1 compliant digital asset with a continuously known value, DDRs provide a trusted alternative for mainstream financial applications.  Additionally, through its proprietary VersaVault® technology, the world’s first digital vault for security conscious organizations looking to secure their highly sensitive and confidential documents, data, code, blockchain-based assets and more, the Bank addresses the need for regulated custody of digital assets with secure platforms.

Cybersecurity Services

VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. DRT Cyber deploys technology solutions to support the functions of cybersecurity, privacy, and risk management, with experience across numerous sectors to enable it to develop and deploy flexible solutions to partners’ exact requirements.

VersaBank’s Common Shares trade on the Toronto Stock Exchange and Nasdaq under the symbol VBNK. The underlying drivers of VersaBank’s performance changes for the current and comparative periods are set out in the following sections of this MD&A.

VersaBank – Q1 2025 MD&A	3

Strategy

VersaBank’s goal is to consistently and sustainably deliver outsized growth in earnings per share by utilizing its proprietary technology and established financial intermediary partner network to deliver innovative digital banking, financial and related solutions to under-served markets, while maintaining its low-risk profile. The Bank’s use of technology in its cloud-based, branchless, business-to-business model enables significant operation leverage, enabling the Bank to grow its assets and resulting revenue at a significantly faster rate than non-interest expenses. A significant portion of VersaBank’s workforce are software engineers and technology support staff who are continuously upgrading and enhancing VersaBank’s software, as well as developing new software to support new business initiatives.

Digital Banking Operations

VersaBank’s largest opportunity and primary focus is growth in revenue (driven primarily by growth in net interest income) from its Digital Banking Operations significantly in excess of growth in non-interest expense. VersaBank expects the majority of revenue growth to be driven by the ramp up of its unique Receivable Purchase Program for the point-of-sale market (previously referred to as its “Point-of-Sale” Financing business), which has driven the majority of its growth in Canada over the past five years, in the underserved U.S. market.

VersaBank's unique Receivable Purchase Program (“RPP”) is an innovative and highly attractive digital funding solution for finance companies that provide loans and leases to consumers and small businesses for "big ticket" purchases (e.g. consumer home improvement/HVAC projects and a wide variety of commercial equipment). It was specifically designed to address an unmet need by point-of-sale financing companies for consistently available, readily accessible, economically attractive capital using VersaBank's proprietary, state-of-the-art banking technology. Consistent with its branchless, business-to-business, partner-based digital banking strategy, VersaBank's RPP enables it to access the massive and growing consumer and small business financing market in an indirect, efficient and highly risk-mitigated manner.

In the US, following its acquisition of a US bank (including its national US bank charter) in September 2024, VersaBank broadly launched its RPP to the underserved multi-trillion-dollar US market. The Bank has a strong and growing pipeline of prospective RPP partners that it is aggressively pursuing. In January 2025, the Bank entered into its first US RPP partnership and immediately began purchasing cash flow streams from that partner. The Bank expects to continue to steadily add new RPP Partners as it grows its business with existing partners.

In Canada, VersaBank is focused on generating continued strong growth in its RPP Portfolio by expanding its business with existing RPP Financing Partners, adding new RPP Financing Partners, as well as broader economic growth.

VersaBank – Q1 2025 MD&A	4

Also in Canada, VersaBank is pursuing a new near-term opportunity in its Multi-Family Residential Construction Real Estate business to address the strong market demand for economical and efficient, CMHC-insured loans by multi-family real estate developers. These loans are zero-risk weighted loans, thus requiring no regulatory capital allocation, and generate an attractive net interest margin, enhancing the Bank’s return on common equity (ROCE). With decades of experience, a strong reputation and extensive relationships in this segment of the market, VersaBank has a competitive advantage to capitalize on this opportunity.

VersaBank has access to sufficient low-cost deposit sources to fund its expected strong growth in credit assets. The Bank’s low-cost deposit sources, combined with the efficiency of its technology-based, business-to-business model, supports its objectives of maintaining a stable net interest margin over the short term and expanding net interest margin over time. Management believes that VersaBank has one of the strongest liquidity risk profiles among North American banks, attributable to the quality, stability and stickiness of its deposit base. The majority of VersaBank’s Canadian and US deposits are sourced through deposit brokers, specifically investment dealers, wealth management firms and financial advisory firms that distribute the Bank’s term deposit products. VersaBank has high visibility into the fixed maturities of these deposits further enhancing its liquidity risk profile. In Canada, the Bank also sources deposits through Licensed Insolvency Trustee firms, which value the ability to use VersaBank’s proprietary technology to seamlessly and efficiently interface with their administrative software, which results in a lower cost of funds to the Bank compared to conventional deposits.   The Bank expects its Insolvency Trustee deposits to increase in the short- to medium-term as the number of insolvency filings in Canada is expected to grow.

Cybersecurity Services

VersaBank’s wholly owned, Washington, DC-based subsidiary, DRT Cyber, addresses the high-growth market for cybersecurity and related IT privacy services arising from the growing volume of cyber threats and privacy issues challenging businesses of all sizes across all sectors (with a specialty in financial institutions) and government entities on a daily basis. The global cost of cybercrime is projected to reach $10.5 trillion per year in 2025. DRT Cyber has established itself as a North American leader in the markets it serves, with more than 400 clients, including large financial services companies, critical infrastructure companies and indispensable government organizations such as metropolitan police departments. DRT Cyber is focused on growing revenue through offering new products and services to existing clients and adding new clients, capitalizing on the significant expected long-term growth in the cybersecurity and privacy market globally.

Under the U.S. Federal Reserve’s approval of VersaBank’s 2024 acquisition of a U.S. bank, the Bank is required to divest DRT Cyber before September 2026, or such later date as may be permitted. Such divestment could be accomplished through a number of corporate actions and the Bank has initiated a process to identify and evaluate alternatives with the objective to maximize the value derived from the divestiture for shareholders.

VersaBank – Q1 2025 MD&A	5

Digital Meteor

VersaBank also expects to capitalize on its leading-edge, proprietary technology that enables highly encrypted digital assets that combines the safety of traditional banking with the efficiency, cost savings, security, and flexibility of blockchain technology, providing superior security, stability, and regulatory compliance compared to conventional alternatives. Held within its wholly owned Digital Meteor subsidiary, VersaBank’s DDRs provide a trusted alternative for mainstream financial applications, including efficient payments, addressing the rapidly growing propensity of consumers and businesses to hold assets in e-wallets and engage in financial transactions digitally. VersaBank’s DDRs represent the next step in the evolution of such digital assets.

Management believes that licensed banks, as the trusted, regulated safekeepers of personal and business cash assets and other valuables, are naturally positioned to do the same for digital currencies. VersaBank has established itself as a leader in digital asset innovation. Management believes its trusted and secure solutions, along with the potential for DDRs to be an ultra-low-cost source of deposit funding, will play a meaningful role in enabling U.S. banks and other entities to confidently engage in the rapidly developing field of digital commerce. Management is encouraged by the favorable stance of the new U.S. administration with respect to digital assets and the role they can play in the future of banking and commerce in the United States, as well as around the world. To its knowledge, VersaBank is the first bank to have successfully completed a pilot program with a blockchain-based DDR, in which VersaBank’s DDR provided a secure representation of federally regulated bank deposits on the Algorand, Ethereum and Stellar blockchains. As a SOC2 Type 1 compliant digital asset with a continuously known value, VersaBank’s DDRs provide a trusted alternative for mainstream financial applications and can be seamlessly converted to and from other digital currencies such as Bitcoin.

Although the intellectual property, software and other resources related to the DDR technology currently reside within DRT Cyber, they are not expected to be part of any divestiture of cybersecurity services business within DRT Cyber.

In addition, VersaBank remains highly committed to, and focused on, further developing and enhancing its technology advantage, a key component of its value proposition that not only provides efficient access to VersaBank’s chosen underserved lending and deposit markets, but also delivers superior financial products and better customer service to its clients.

The underlying drivers of VersaBank’s performance for the current and comparative periods are set out in the following sections of this MD&A.

VersaBank – Q1 2025 MD&A	6

Overview of Performance

* See definition in the "Non-GAAP and Other Financial Measures" section below.

Q1 2025 vs Q1 2024

Credit assets and loans increased 9% to $4.35 billion, driven primarily by strong growth in the RPP portfolio, which increased 10% and incremental lending assets growth through the acquisition of Stearns Bank Holdingford N.A. (“SBH”);

Total revenue decreased 4% to $27.8 million, composed of net interest income of $25.7 million and non-interest income of $2.1 million;

Net interest margin (“NIM”) on credit assets was 2.36% and NIM was 2.08%, a decrease of 27 bps and 40 bps, respectively. The decrease in NIM on credit assets was primarily due to the lag effect of the atypically inverted yield curve that existed throughout fiscal 2024, which dampened RPP portfolio margins, offset partially by higher yields earned on the Bank’s lending assets. The decrease in overall NIM was primarily due to higher than typical liquidity in the first quarter of fiscal 2025.  Notwithstanding these factors, the Bank’s NIM remains amongst the highest of the publicly traded Canadian Schedule 1 Banks;

VersaBank – Q1 2025 MD&A	7

Provision for credit losses (“PCL”) was $1.0 million compared with a recovery of credit losses of $127,000, with the increase being primarily due to changes in the forward-looking information used by VersaBank in its credit risk models and higher lending asset balances;

Provision for credit losses as a percentage of average credit assets was 0.09% compared with -0.01%, which remains among the lowest of the publicly traded Canadian Schedule I (federally licensed) Banks;
Non-interest expenses were $15.7 million compared with $12.0 million, reflecting incremental operating cost associated with the VersaBank USA operations that began on August 30, 2024, and higher operating costs to support current and anticipated increased business activities;
Net income decreased 36% to $8.1 million from $12.7 million;
Earnings per share (“EPS”) decreased 42% to $0.28 from $0.48, reflecting in part the impact of the December 18, 2024, treasury common share offering;
Return on average common equity decreased 639 bps to 7.02% from 13.41%; and,
Efficiency ratio for the Digital Banking operations (excluding DRTC) was 50% compared to 40% last year.

Q1 2025 vs Q4 2024

Credit assets increased 3% to $4.35 billion, driven primarily by strong growth in the Bank’s RPP portfolio, which increased 3%;
Total revenue increased 2% to $27.8 million from $27.3 million and was composed of net interest income of $25.7 million and non-interest income of $2.1 million;

NIM on credit assets was 2.36%, an increase of 2 bps.  The increase was primarily due to higher yields earned on the Bank’s credit assets as the atypically inverted yield curve that existed throughout fiscal 2024 has corrected, improving RRP portfolio margins. Overall NIM was 2.08%, a decrease of 4 bps.  The decrease was primarily due to higher than typical liquidity in the first quarter of fiscal 2025.  The Bank’s NIM remains amongst the highest of the publicly traded Canadian Schedule 1 Banks;

Provision for credit losses was $1.0 million compared with a recovery of credit losses of $156,000;

Provision for credit losses as a percentage of average credit assets and was 0.09% compared with -0.01%, which remains among the lowest of the publicly traded Canadian Schedule I (federally licensed) Banks;

Non-interest expenses decreased 19% to $15.7 million, reflecting a more normalized operating expenditure with the exclusion of one-time expenses incurred in the fourth quarter of 2024 associated with the acquisition of SBH, incentive awards related to specific performance-based milestones, and adjustments related to write down of property and equipment.
Net income increased 48% to $8.1 million from $5.5 million;
EPS increased 40% to $0.28 from $0.20, reflecting in part the impact of the December 18, 2024, treasury common share offering;
Return on average common equity increased 174 bps to 7.02% on lower earnings; and,
Efficiency ratio for the Digital Banking operations (excluding DRTC) was 50% compared to 70% last quarter.

VersaBank – Q1 2025 MD&A	8

Selected Financial Highlights

(unaudited)	For the three months ended
	January 31	October 31	January 31
(thousands of Canadian dollars except per share amounts)	2025	2024	2024
Results of operations
Interest income	$73,246	$73,238	$69,292
Net interest income	25,724	24,901	26,568
Non-interest income	2,103	2,384	2,283
Total revenue	27,827	27,285	28,851
Provision (recovery) for credit losses	1,024	(156)	(127)
Non-interest expenses	15,699	19,365	12,024
Digital Banking	12,788	17,119	10,415
DRTC	2,966	2,319	1,709
Digital Meteor	309	268	237
Net income	8,143	5,516	12,699
Income per common share:
Basic	$0.28	$0.20	$0.48
Diluted	$0.28	$0.20	$0.48
Dividends paid on preferred shares	$-	$247	$247
Dividends paid on common shares	$813	$650	$650
Yield*	5.92%	6.23%	6.47%
Cost of funds*	3.84%	4.11%	3.99%
Net interest margin*	2.08%	2.12%	2.48%
Net interest margin on credit assets*	2.36%	2.34%	2.63%
Return on average common equity*	7.02%	5.28%	13.41%
Book value per common share*	$16.03	$15.35	$14.46
Efficiency ratio*	56%	71%	42%
Efficiency ratio - Digital banking*	50%	70%	40%
Return on average total assets*	0.66%	0.45%	1.16%
Provision (recovery) for credit losses as a % of average credit assets*	0.09%	(0.01% )	(0.01% )
	As at
Balance Sheet Summary
Cash	$386,693	$225,254	$127,509
Securities	158,546	299,300	133,005
Credit assets, net of allowance for credit losses	4,346,748	4,236,116	3,984,281
Average credit assets	4,291,432	4,142,783	3,917,343
Total assets	4,971,732	4,838,484	4,309,635
Deposits	4,133,438	4,144,673	3,638,656
Subordinated notes payable	106,824	102,503	103,355
Shareholders' equity	521,295	399,203	389,034
Capital ratios**
Risk-weighted assets	$3,422,768	$3,323,595	$3,194,696
Common Equity Tier 1 capital	500,158	373,503	363,798
Total regulatory capital	613,021	481,176	485,309
Common Equity Tier 1 (CET1) capital ratio	14.61%	11.24%	11.39%
Tier 1 capital ratio	14.61%	11.24%	11.81%
Total capital ratio	17.91%	14.48%	15.19%
Leverage ratio	9.67%	7.38%	8.44%
*	See definition in "Non-GAAP and Other Financial Measures" section below.
**	Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

VersaBank – Q1 2025 MD&A	9

Financial Review – Earnings

Total Revenue

Total revenue, which consists of net interest income and non-interest income, for the quarter ended January 31, 2025 decreased 4% to $27.8 million compared with the same period a year ago and increased 2% compared with last quarter.

Net Interest Income

(thousands of Canadian dollars)
	January 31	October 31		January 31
For the three months ended:	2025	2024	Change	2024	Change

Interest income
Receivable purchase program	$50,455	$49,715	1%	$45,572	11%
Multi-family residential loans and other	16,504	17,380	(5%)	19,504	(15%)
Other	6,287	6,143	2%	4,216	49%
Interest income	$73,246	$73,238	0%	$69,292	6%

Interest expense
Deposit and other	$46,130	$46,997	(2%)	$41,271	12%
Subordinated notes	1,392	1,340	4%	1,453	(4%)
Interest expense	$47,522	$48,337	(2%)	$42,724	11%

Net interest income	$25,724	$24,901	3%	$26,568	(3%)

Non-interest income	$2,103	$2,384	(12%)	$2,283	(8%)

Total revenue	$27,827	$27,285	2%	$28,851	(4%)

Q1 2025 vs Q1 2024

Net interest income decreased 3% to $25.7 million due primarily to:

Lower Multi-Family Residential Loans and Other (“MROL”) lending asset balance in the current quarter due to timing of loan origination;

The impact of the planned transition of some higher yielding, higher risk-weighted MROL to lower yielding, lower risk-weighted MROL as part of the Bank’s strategy to capitalize on opportunities for lower-risk loans with a higher return on capital deployed; and,

Higher interest income attributable to continued RPP portfolio growth and incremental lending assets growth through the acquisition of SBH.

Offset partially by:

Higher interest income attributable to continued RPP portfolio growth.

VersaBank – Q1 2025 MD&A	10

Q1 2025 vs Q4 2024

Net interest income increased 3% due primarily to:

Higher interest income attributable to continued RPP portfolio growth; and,
Lower interest expense attributable to temporarily lower deposit balances.

Offset partially by:

The impact of the planned transition of some higher yielding, higher risk-weighted MROL to lower yielding, lower risk-weighted MROL as part of the Bank’s strategy to capitalize on opportunities for lower-risk weighted loans with a higher return on capital.

Net Interest Margin

(thousands of Canadian dollars)
	January 31	October 31		January 31
For the three months ended:	2025	2024	Change	2024	Change

Interest income	$73,246	$73,238	0%	$69,292	6%
Interest expense	47,522	48,337	(2%)	42,724	11%
Net interest income	25,724	24,901	3%	26,568	(3%)

Average assets	$4,906,828	$4,677,460	5%	$4,255,623	15%
Yield*	5.92%	6.23%	(5%)	6.47%	(9%)
Cost of funds*	3.84%	4.11%	(7%)	3.99%	(4%)
Net interest margin*	2.08%	2.12%	(2%)	2.48%	(16%)

Average gross credit assets	$4,273,474	$4,123,894	4%	$3,989,702	7%
Net interest margin on credit assets*	2.36%	2.34%	1%	2.63%	(10%)

* See definition in "Non-GAAP and Other Financial Measures" section below.

Q1 2025 vs Q1 2024

Net interest margin decreased 40 bps due primarily to:

Continued growth in the RPP portfolio, which is composed of lower risk-weighted, lower yielding assets; and,

Lower MROL balance and the impact of the planned transition of some higher yielding, higher risk-weighted MROL to lower yielding, lower risk-weighted MROL as part of the Bank’s strategy to capitalize on opportunities for lower-risk loans with a higher return on capital deployed.

VersaBank – Q1 2025 MD&A	11

Q1 2025 vs Q4 2024

Net interest margin decreased 4 bps due primarily to:

Continuing growth in the RPP portfolio which is composed of lower risk-weighted, lower yielding assets; and,

The impact of the planned transition of some higher yielding, higher risk-weighted MROL to lower yielding, lower risk-weighted MROL as part of the Bank’s strategy to capitalize on opportunities for lower-risk weighted loans with a higher return on capital.

Non-Interest Income

Non-interest income is composed of revenue generated by DRTC and income derived from miscellaneous transaction fees not directly attributable to lending assets.

Non-interest income for the quarter ended January 31, 2025 decreased 8% to $2.1 million from $2.3 million last year and decreased 12% from $2.4 million last quarter. The decrease was a function primarily of lower client engagements in the current quarter.

Provision for Credit Losses

(thousands of Canadian dollars)
	January 31	October 31	January 31
For the three months ended:	2025	2024	2024

Provision for (recovery of) credit losses by credit asset:
Receivable purchase program	$1,188	$217	$(35)
Multi-family residential loans and other	(164)	(373)	(92)
Total provision for (recovery of) credit losses	$1,024	$(156)	$(127)

Q1 2025 vs Q1 2024

VersaBank recorded a provision for credit losses in the amount of $1.0 million in the current quarter compared with a recovery of credit losses in the amount of $127,000 last year due primarily to:

Changes in the forward-looking information used by the Bank in its credit risk models; and,
Higher credit asset balances.

Q1 2025 vs Q4 2024

VersaBank recorded a provision for credit losses in the amount of $1.0 million in the current quarter compared with a recovery of credit losses in the amount of $156,000 last quarter due primarily to:

Changes in the forward-looking information used by the Bank in its credit risk models; and,
Higher lending asset balance

VersaBank – Q1 2025 MD&A	12

Non-Interest Expenses

(thousands of Canadian dollars)
	January 31	October 31		January 31
For the three months ended:	2025	2024	Change	2024	Change

Salaries and benefits	$8,614	$11,330	(24%)	$6,538	32%
General and administrative	5,489	6,446	(15%)	4,333	27%
Premises and equipment	1,596	1,589	0%	1,153	38%
Total non-interest expenses	$15,699	$19,365	(19%)	$12,024	31%

Efficiency Ratio	56%	71%	(21%)	42%	34%

Q1 2025 vs Q1 2024

Non-interest expenses increased 31% to $15.7 million due primarily to:

Incremental operating cost associated with VersaBank USA operations that began on August 30, 2024; and,

Higher general operating costs consistent with increased business activities, including costs being incurred ahead of anticipated asset growth and revenue generated by the launch of US RPP through VersaBank USA.

Q1 2025 vs Q4 2024

Non-interest expenses decreased 19% due primarily to:

The exclusion of one-time expenses incurred in the fourth quarter of 2024 associated with the acquisition of SBH, incentive awards related to specific performance-based milestones, and adjustments related to write down of property and equipment.

Offset partially by:

Higher general operating costs consistent with increased business activities, including costs being incurred ahead of anticipated asset growth and revenue generated by the launch of US RPP through VersaBank USA.

Income Tax Provision

The Bank’s effective tax rate for the current year is estimated to be approximately 27% compared with approximately 27% for fiscal 2024. Any shift in the effective tax rate from the estimated annual tax rate will be primarily attributable to changes in assumptions on non-deductible expenses and other permanent tax differences, a notable changes earning allocation in different tax jurisdictions. Provision for income taxes for the current quarter was $3.0 million compared with $4.3 million for the same period a year ago and $2.6 million last quarter.

VersaBank – Q1 2025 MD&A	13

Financial Review – Balance Sheet

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2025	2024	Change	2024	Change

Total assets	$4,971,732	$4,838,484	3%	$4,309,635	15%
Cash and securities	545,239	524,554	4%	260,514	109%
Credit assets, net of allowance for credit losses	4,346,748	4,236,116	3%	3,984,281	9%
Deposits	4,133,438	4,144,673	0%	3,638,656	14%

Total Assets

Total assets as at January 31, 2025, were $4.97 billion compared with $4.31 billion a year ago and $4.84 billion last quarter. The year-over-year and sequential increases were due primarily to growth in VersaBank’s RPP Portfolio.

Cash and securities

Cash and securities, which are held primarily for liquidity purposes, at January 31, 2025, were $545.2 million, or 11% of total assets, compared with $260.5 million, or 6% of total assets a year ago and $524.6 million, or 11% of total assets last quarter. The increase in liquidity asset balances over a year ago reflects the impact of the additional liquidity held at VersaBank USA post capital infusion pending disbursements towards credit assets.

VersaBank – Q1 2025 MD&A	14

As at January 31, 2025, the Bank held securities totaling $158.5 million (October 31, 2024 - $299.3 million), including accrued interest, comprised of US Treasury Bills with a carrying value of $152.5 million, Government of Canada bonds with a carrying value of $3.0 million and other securities with a carrying value of $3.0 million.

Credit assets

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2025	2024	Change	2024	Change

Receivable purchase program	$3,401,328	$3,307,328	3%	$3,078,941	10%
Multi-family residential loans and other	927,978	910,314	2%	886,226	5%
	4,329,306	4,217,642	3%	3,965,167	9%

Allowance for credit losses	(4,233)	(3,303)		(2,386)
Accrued interest	21,675	21,777		21,500

Total credit assets, net of allowance for credit losses	$4,346,748	$4,236,116	3%	$3,984,281	9%

VersaBank organizes its credit asset portfolios into the following two broad asset categories: Receivable Purchase Program (previously referred to as “Receivable Purchase Program/Point-of-Sale Loans & Leases” or “Point-of-Sale Loans & Leases”) and Multi-Family Residential Loans and Other (the amalgamation of what was previously referred to as “Commercial Real Estate Mortgages”, “Commercial Real Estate Loans”, and “Public Sector and Other Financing”). These categories have been established in VersaBank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment.

The Receivable Purchase Program (“RPP”) category is composed of investments in the expected cash flow streams derived primarily from consumer and small business loans and leases that are originated and owned throughout their lifetime by VersaBank’s RPP partners.

The Multi-Family Residential Loans and Other (“MROL”) category is composed of two sub-segments:  Multi-Family Residential Loans, which consists of CMHC-insured (zero-risk weighted) loans and uninsured loans to real estate developers to finance the construction phase of development of multi-family, student residence, condominium and retirement homes properties, as well as term and bridge loans secured by completed aforementioned properties and units.  It also includes public sector and infrastructure loans and leases. The vast majority of these loans are business-to-business loans with the underlying credit risk exposure being primarily residential in nature given that the vast majority (approximately 94% as at October 31, 2024) of the loans are related to properties that are designated primarily for residential use. The portfolio benefits from diversity in its underlying security in the form of a broad range of such collateral properties.

VersaBank – Q1 2025 MD&A	15

Q1 2025 vs Q1 2024

Credit assets increased 9% to $4.35 billion due primarily to:

Higher RPP portfolio balances, which increased 10% year-over-year due primarily to consistent strong demand for home improvement/HVAC receivable financing in Canada; and,
Incremental lending assets growth through the acquisition of Stearns Bank Holdingford N.A. on August 30, 2024.

Offset partially by:

Lower multi-family residential lending balances due to timing of loan originations.

Q1 2025 vs Q4 2024

Credit assets increased 3% due primarily to:

Higher RPP portfolio balances, which increased 3% sequentially.

Offset partially by:

Lower multi-family residential lending balances due to timing of loan originations.

Residential Mortgage Exposures

In accordance with the OSFI Guideline B-20 – Residential Mortgage Underwriting Practices and Procedures, additional information is provided regarding the Bank’s residential mortgage exposure. For the purposes of the Guideline, a residential mortgage is defined as a loan to an individual that is secured by residential property (one-to-four-unit dwellings) and includes home equity lines of credit (“HELOCs”). This differs from the classification of residential mortgages used by the Bank which also includes multi-family residential mortgages.

Under OSFI’s definition, the Bank’s exposure to residential mortgages at January 31, 2025 was $4.1 million compared with $4.2 million a year ago and $4.2 million last quarter. The Bank does not currently offer residential mortgages to the public. The Bank did not have any HELOCs outstanding at January 31, 2025, last quarter or a year ago.

Credit Quality and Allowance for Credit Losses

VersaBank closely monitors its lending portfolio, the portfolio’s underlying borrowers, as well as its origination partners to ensure that management maintains effective visibility on credit trends that could provide an early warning indication of the emergence of any elevated risk in VersaBank’s lending portfolio.

VersaBank – Q1 2025 MD&A	16

Allowance for Credit Losses

The Bank maintains an allowance for expected credit losses (or ECL allowance) that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. Under IFRS 9 the Bank’s allowance for expected credit losses is estimated using the expected credit loss methodology and is comprised of expected credit losses recognized on both performing credit assets, and non-performing, or impaired credit assets even if no actual loss event has occurred.

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2025	2024	Change	2024	Change

ECL allowance by lending asset:
Receivable purchase program	$1,971	$783	152%	$65	2932%
Multi-family residential loans and other	2,262	2,520	(10%)	2,321	(3%)
Total ECL allowance	$4,233	$3,303	28%	$2,386	77%

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2025	2024	Change	2024	Change

ECL allowance by stage:
ECL allowance stage 1	$3,683	$2,996	23%	$1,910	93%
ECL allowance stage 2	492	306	61%	476	3%
ECL allowance stage 3	58	1	5700%	-
Total ECL allowance	$4,233	$3,303	28%	$2,386	77%

Q1 2025 vs Q1 2024

VersaBank’s ECL allowance as at January 31, 2025, was $4.23 million compared with $2.39 million a year ago due primarily to:

Changes in the forward-looking information used by the Bank in its credit risk models; and,
Higher lending asset balances.

Q1 2025 vs Q4 2024

VersaBank’s ECL allowance as at January 31, 2025, was $4.23 million compared with $3.30 million last quarter due primarily to:

Changes in the forward-looking information used by the Bank in its credit risk models; and,
Higher lending asset balances.

VersaBank – Q1 2025 MD&A	17

Forward-looking information

The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing probability of default and loss given default term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

The key assumptions driving the quarterly outlook for 2025 center on trade policy shifts, monetary and fiscal responses, and global economic conditions. The potential implementation of U.S. tariffs on Canadian motor vehicles, metal products, and other durable goods could dampen export demand, particularly affecting manufacturing and transportation. However, the impact on energy exports may be less. The Bank of Canada could respond to slowing growth by cutting interest rates. A rate divergence with the U.S. could further weaken the Canadian dollar, contributing to inflationary pressures.

Credit conditions may tighten as households face high debt-service obligations, though loan performance is expected to remain stable. Meanwhile, supply chain disruptions from global trade decoupling and U.S. trade policies could increase inflationary risks. Lower global oil prices, projected to reach around US$65 per barrel by late 2026, will impact national income but not production levels, as Canada’s energy sector operates near full capacity. While short-term growth remains constrained, long-term economic resilience will be supported by strong demographics, despite weak productivity gains.

Management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside and downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at January 31, 2025 in order to assess the alignment of the Bank’s reported ECL with the Bank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios.

VersaBank – Q1 2025 MD&A	18

A summary of the key forecast macroeconomic indicator data trends utilized by VersaBank for the purpose of sensitizing lending asset credit risk parameter term structure forecasts to forward looking information, which in turn are used in the estimation of VersaBank’s reported ECL, as well as in the assessment of same are presented in the charts below.

Expected Credit Loss Sensitivity:

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual forecast macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s reported ECL as at January 31, 2025:

(thousands of Canadian dollars)
	Reported	100%		100%		100%
	ECL	Upside		Baseline		Downside

Allowance for expected credit losses	$4,233	$3,574		$3,825		$4,457
Provision (recovery) from reported ECL		(659)		(408)		224
Variance from reported ECL (%)		(16%	)	(10%	)	5%

The uncertainty associated with the directionality, velocity and magnitude of both interest rates and inflation as well as the general uncertainty associated with the broader Canadian and US economies may result in VersaBank’s estimated ECL amounts exhibiting some future volatility which in turn may result in the Bank recognizing higher provisions for credit losses in the coming quarters.

VersaBank – Q1 2025 MD&A	19

Considering the analysis set out above and based on management’s review of the credit assets and credit data comprising VersaBank’s lending portfolio, combined with management’s interpretation of the available forecast macroeconomic and industry data, management is of the view that its reported ECL allowance represents a reasonable proxy for potential future losses.

Deposits

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2025	2024	Change	2024	Change

Licensed insolvency trustee firms	$781,962	$743,783	5%	$641,842	22%
Deposit brokers	3,351,476	3,400,890	(1%)	2,996,814	12%
Total deposits	$4,133,438	$4,144,673	0%	$3,638,656	14%

VersaBank has established three core low-cost deposit funding channels: Deposit brokers (previously referred to as “Personal Deposits”) in Canada and the US, Licensed Insolvency Trustee firms (previously referred to as “Commercial Deposits”) in Canada, and cash reserves retained from VersaBank’s RPP partners, which are classified as other liabilities.

The majority of VersaBank’s Canadian and US deposits are sourced through deposit brokers, specifically investment dealers, wealth management firms and financial advisory firms that distribute the Bank’s term deposit products to their respective end clients.

In Canada, the Bank also sources deposits through Licensed Insolvency Trustee firms that value the ability to use VersaBank’s proprietary technology to seamlessly and efficiently interface with their administrative software, which results in a lower cost of funds to the Bank compared to conventional deposits.

Q1 2025 vs Q1 2024

Deposits increased 14% to $4.1 billion due primarily to:

Higher deposits from brokers attributable to VersaBank increasing activity in its broker market network to fund balance sheet growth; and,
Higher deposits from Licensed Insolvency Trustee firms attributable to an increase in the volume of consumer and commercial bankruptcy and proposal restructuring proceedings year-over-year.

Q1 2025 vs Q4 2024

Deposits decreased marginally due primarily to:

Lower deposits from brokers attributable to VersaBank funding activity from proceeds of the the December 18, 2024 treasury common share offering that provided net cash of approximately $116.0 million (see Shareholders’ Equity below).

VersaBank – Q1 2025 MD&A	20

Offset partially by:

Higher deposits from Licensed Insolvency Trustee firms attributable to an increase in the volume of consumer and commercial bankruptcy and proposal restructuring proceedings in the current quarter.

Subordinated Notes Payable

(thousands of Canadian dollars)
	January 31	October 31	January 31
	2025	2024	2024

Issued April 2021, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of US $75.0 million, fixed effective interest rate of 5.38%, maturing May 2031. The fixed rate applies only until May 1, 2026, at which point the obligation switches to floating rate and the notes are redeemable by the Bank, subject to regulatory approval.	$106,824	$102,503	$98,433

Issued March 2019, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of $5.0 million, fixed effective interest rate of 10.41%, maturing March 2029.	-	-	4,922

	$106,824	$102,503	$103,355

Subordinated notes payable, net of issue costs, were $106.8 million as at January 31, 2025, compared with $103.4 million a year ago and $102.5 million last quarter. The year-over-year increase was a function primarily attributable to the change in the USD/CAD foreign exchange spot rate related to the US $75.0 million subordinated note, offset by the Bank redeeming its $5.0 million, unsecured, non-viability contingent capital compliant, subordinate note payable on April 30, 2024, using the Bank’s general funds. The sequential increase reflects the change in the USD/CAD foreign exchange spot rate.

Shareholders’ Equity

Shareholders’ equity was $521.3 million as at January 31, 2025, compared with $389.0 million a year ago and $399.2 million last quarter.

On December 18, 2024 the Bank completed a treasury offering of 5,660,378 common shares at a price of USD $13.25 per share, the equivalent of CAD $18.95 per share, for gross proceeds of USD $75.0 million. On December 24, 2024, the underwriters of the aforementioned offering exercised their full over-allotment option to purchase an additional 849,056 common shares (15% of the 5,660,378 common shares issued via the base offering referenced above) at a price of USD $13.25 per share, or CAD $19.07 per share, for gross proceeds of USD $11.2 million. Total net cash proceeds from the common share offering was CAD $116.0 million. However, the Bank’s share capital increased by CAD $114.9 million corresponding to the Common Share Offering and tax effected issue costs in the amount of CAD $1.2 million.

At January 31, 2025, there were 32,518,786 common shares outstanding compared with 25,924,424 common shares outstanding a year ago and 26,002,577 common shares outstanding last quarter.

VersaBank – Q1 2025 MD&A	21

During the current quarter, the Bank also issued 6,755 Common Shares in connection with the exercise of stock options for proceeds of $107,000.

Q1 2025 vs Q1 2024 vs Q4 2024

Shareholders’ equity increased 34% compared with a year ago and 31% compared with last quarter due primarily to the December 18, 2024 treasury common share offering and higher retained earnings attributable to net income earned over the current quarter, offset partially by payment of dividends in the same period.  The year-over-year variance also reflects the redemption of the Non-Cumulative Series 1 preferred shares on October 31, 2024.

VersaBank’s book value per common share as at January 31, 2025 was $15.98 compared with $14.46 a year ago and $15.35 last quarter. The year-over-year and sequential increases were due primarily the December 18, 2024 treasury common share offering and to higher retained earnings attributable to net income earned in the current quarter offset partially by the payment of dividends over the same period.

See note 9 to the unaudited interim consolidated financial statements for additional information relating to share capital.

Stock-Based Compensation

Stock options are accounted for using the fair value method which recognizes the fair value of the stock option over the applicable vesting period as an increase in salaries and benefits expense with the same amount being recorded in contributed surplus. VersaBank recognized compensation expense for the current quarter totaling $75,000 compared with $132,000 for the same period a year ago and $72,000 last quarter, relating to the estimated fair value of stock options granted. See note 9 to the unaudited interim consolidated financial statements for additional information relating to stock options.

Updated Share Information

As at March 3, 2025, there were no changes since January 31, 2025 in the number of common shares and common share options outstanding.

Off-Balance Sheet Arrangements

At January 31, 2025, the Bank had an outstanding Interest rate swap, applied through a designated hedge which was established for asset liability management purposes to exchange between fixed and floating interest rates with a notional amount totaling $21.5 million (October 31, 2024 - $22.0 million), of which $21.5 million (October 31, 2024 - $22.0 million) qualified for hedge accounting. The Bank enters into interest rate swap contracts for its own account exclusively and does not act as an intermediary in this market. As required under the accounting standard relating to hedges, at January 31, 2025, a $314,000 (October 31, 2024 - $19,000) asset relating to this contract was included in other liabilities and the offsetting amount included in the carrying values of the assets to which they relate. Approved counterparties are limited to major Canadian chartered banks. The carrying amount of the hedged item recognized in the credit assets  was $22.2 million.

As at January 31, 2025, the Bank utilized a foreign exchange forward contract through a designated hedge to mitigate foreign exchange risk on its net investment in VersaBank USA. This hedging strategy is aimed at minimizing foreign exchange risk related to fluctuations between the VersaBank’s functional currency, CAD, and the foreign currency of its net investment, USD. Changes in the fair value of these derivatives, attributable to the effective portion of the hedge, are recognized in other comprehensive income, while the ineffective portion, if any, is recorded in profit or loss. As of January 31, 2025, the outstanding foreign exchange forward contract had a notional value of USD $63.0 million and a fair value of $461,000 (liability), hedging a portion of the USD $97.1 million net investment in VersaBank USA. Since there was no hedge ineffectiveness, there was no impact on profit or loss from this hedge. The hedge was assessed as highly effective, supporting the Bank’s risk management strategy to stabilize the financial impact of foreign exchange movements.

VersaBank – Q1 2025 MD&A	22

As at January 31, 2025, the Bank utilized a foreign exchange forward contract through a designated hedge to mitigate foreign exchange risk on its net investment in VersaBank USA. This hedging strategy is aimed at minimizing foreign exchange risk related to fluctuations between the VersaBank’s functional currency, CAD, and the foreign currency of its net investment, USD. Changes in the fair value of these derivatives, attributable to the effective portion of the hedge, are recognized in other comprehensive income, while the ineffective portion, if any, is recorded in profit or loss. As of January 31, 2025, the outstanding foreign exchange forward contract had a notional value of USD $63.0 million and a fair value of $461,000 (liability), hedging a portion of the USD $97.1 million net investment in VersaBank USA. Since there was no hedge ineffectiveness, there was no impact on profit or loss from this hedge. The hedge was assessed as highly effective, supporting the Bank’s risk management strategy to stabilize the financial impact of foreign exchange movements.

As of January 31, 2025, a designated hedge exists for the remaining USD $34.1 million of the USD $97.1 million net investment in VersaBank USA. This is achieved through the allocation of part of a USD $75.0 million subordinated debt raised by the Bank in April 2021. Both the loan (liability) and the investment (asset) move in equal and opposite directions, with the liability serving as a hedge against rate fluctuations that may affect the valuation of the net investment.

As of January 31, 2025, the Bank utilized a foreign exchange forward contract to mitigate foreign exchange risk associated with the intercompany loan denominated in USD, resulting from intercompany transfer of assets, which aims to minimize foreign exchange risk related to fluctuations between the Bank’s functional currency, CAD, and the foreign currency denominated loan.  As of January 31, 2025, the outstanding foreign exchange forward contract relating to this intercompany loan had a notional value of USD $13.4 million and a fair value of $106,000 (liability).

As at January 31, 2025, VersaBank did not have any significant off-balance sheet arrangements other than an interest rate swap contract, a foreign exchange forward contract, loan commitments and letters of credit attributable to normal course business activities. See notes 12 and 13 to the unaudited interim consolidated financial statements for more information.

Related Party Transactions

VersaBank’s related parties include members of the Board of Directors and Senior Executive Officers represented as key management personnel and significant minority shareholders. See note 14 to the unaudited interim consolidated financial statements for additional information on related party transactions and balances.

VersaBank – Q1 2025 MD&A	23

Capital Management and Capital Resources

The table below presents VersaBank’s regulatory capital position, risk-weighted assets and regulatory capital and leverage ratios for the current and comparative periods.

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2025	2024	Change	2024	Change

Common Equity Tier 1 capital	$500,158	$373,503	34%	$363,798	37%

Total Tier 1 capital	$500,158	$373,503	34%	$377,445	33%

Total Tier 2 capital	$112,863	$107,673	5%	$107,864	5%

Total regulatory capital	$613,021	$481,176	27%	$485,309	26%

Total risk-weighted assets	$3,422,768	$3,323,595	3%	$3,194,696	7%
Capital ratios
CET1 capital ratio	14.61%	11.24%	30%	11.39%	28%
Tier 1 capital ratio	14.61%	11.24%	30%	11.81%	24%
Total capital ratio	17.91%	14.48%	24%	15.19%	18%
Leverage ratio	9.67%	7.38%	31%	8.44%	15%

VersaBank reports its regulatory capital ratios using the Standardized approach for calculating risk-weighted assets, as defined under Basel III, which may require VersaBank to carry more capital for certain credit exposures compared with requirements under the Advanced Internal Ratings Based (“AIRB”) methodology. As a result, regulatory capital ratios of banks that utilize the Standardized approach are not directly comparable with the large Canadian banks that employ the AIRB methodology.

OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for purposes of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 (“CET1”) capital ratio, an 8.5% Tier 1 capital ratio and a 10.5% total capital ratio, all of which include a 2.5% capital conservation buffer.

The year-over-year and sequential changes exhibited by VersaBank’s reported regulatory capital levels, regulatory capital ratios and leverage ratio were a function primarily of retained earnings growth, the treasury offering of common shares on December 18, 2024, the redemption of the Non-Cumulative Series 1 preferred shares on October 31, 2024 and changes to VersaBank’s risk-weighted asset balances and composition.

For more information regarding capital management, please see note 15 to VersaBank’s January 31, 2025, unaudited interim Consolidated Financial Statements as well as the Capital Management and Capital Resources section of VersaBank’s MD&A for the year ended October 31, 2024.

VersaBank – Q1 2025 MD&A	24

Liquidity

The unaudited Consolidated Statement of Cash Flows for the three months ended January 31, 2025, shows cash used by operations in the amount of $89.1 million compared with cash used by operations in the amount of $18.1 million for the same period last year. The current period reflects outflows to fund credit assets, contraction in deposits offset partially by cash from operations. The comparative period reflects cash outflows to fund credit assets exceeding the cash inflows from operations and deposits raised. Based on factors such as liquidity requirements and opportunities for investment in credit assets and securities, VersaBank may manage the amount of deposits it raises and credit assets it funds in ways that result in the balances of these items giving rise to either negative or positive cash flow from operations. VersaBank will continue to fund its operations and meet contractual obligations as they become due using cash on hand and by closely managing its flow of deposit raising activities.

Interest Rate Sensitivity

The table below presents the duration difference between VersaBank’s assets and liabilities and the potential after-tax impact of a 100-basis point shift in interest rates on VersaBank’s earnings during a 12-month period if no remedial actions are taken. As at January 31, 2025, the duration difference between assets and liabilities was (0.8) months compared with (1.6) months as at October 31, 2024. As at January 31, 2025, VersaBank’s assets would reprice faster than its liabilities in the event of a future change in interest rates.

(thousands of Canadian dollars)
	January 31, 2025		October 31, 2024
	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Increase (decrease):
Impact on projected net interest income during a 12 month period	$3,819	$(4,072)	$5,223	$(5,430)

Duration difference between assets and liabilities (months)	(0.8)		(1.6)

Contractual Obligations

As at January 31, 2025, VersaBank had an outstanding contract established for asset liability management purposes to swap between fixed and floating interest rates with a notional amount totalling $21.5 million which qualified for hedge accounting. There have been no other significant changes in contractual obligations as disclosed in VersaBank’s MD&A and Audited Consolidated Financial Statements for the year ended October 31, 2024.

VersaBank – Q1 2025 MD&A	25

Results of Operating Segments

(thousands of Canadian dollars)
for the three months ended	January 31, 2025						October 31, 2024						January 31, 2024
	Digital Banking Canada	Digital Banking USA	Digital Meteor	DRTC	Eliminations/ Adjustments	Consolidated	Digital Banking Canada	Digital Banking USA	Digital Meteor	DRTC	Eliminations/ Adjustments	Consolidated	Digital Banking Canada	Digital Meteor	DRTC	Eliminations/ Adjustments	Consolidated
Net interest income	$23,685	$2,039	$-	$-	$-	$25,724	$23,509	$1,392	$-	$-	$-	$24,901	$26,568	$-	$-	$-	$26,568
Non-interest income	125	1	342	1,989	(354)	2,103	141	1	389	2,194	(341)	2,384	120	580	1,920	(337)	2,283
Total revenue	23,810	2,040	342	1,989	(354)	27,827	23,650	1,393	389	2,194	(341)	27,285	26,688	580	1,920	(337)	28,851

Provision for (recovery of) credit losses	1,033	(9)	-	-	-	1,024	(22)	(134)	-	-	-	(156)	(127)	-	-	-	(127)
	22,777	2,049	342	1,989	(354)	26,803	23,672	1,527	389	2,194	(341)	27,441	26,815	580	1,920	(337)	28,978

Non-interest expenses:
Salaries and benefits	5,289	1,164	217	1,944	-	8,614	9,483	437	183	1,227	-	11,330	5,371	144	1,023	-	6,538
General and administrative	4,716	597	44	486	(354)	5,489	5,874	365	37	511	(341)	6,446	4,276	50	344	(337)	4,333
Premises and equipment	903	109	48	536	-	1,596	855	105	48	581	-	1,589	768	43	342	-	1,153
	10,908	1,870	309	2,966	(354)	15,699	16,212	907	268	2,319	(341)	19,365	10,415	237	1,709	(337)	12,024

Income (loss) before income taxes	11,869	179	33	(977)	-	11,104	7,460	620	121	(125)	-	8,076	16,400	343	211	-	16,954

Income tax provision	3,105	76	-	(220)	-	2,961	2,429	155	-	(220)	-	2,560	4,136	5	114	-	4,255

Net income (loss)	$8,764	$103	$33	$(757)	$-	$8,143	$5,031	$465	$121	$95	$-	$5,516	$12,264	$338	$97	$-	$12,699

Total assets	$4,707,062	$256,627	$11,236	$25,340	$(28,533)	$4,971,732	$4,602,360	$226,319	$3,434	$25,804	$(19,433)	$4,838,484	$4,299,625	$2,821	$24,476	$(17,287)	$4,309,635

Total liabilities	$4,350,601	$115,351	$8,922	$21,548	$(45,985)	$4,450,437	$4,343,878	$90,716	$1,245	$29,020	$(25,578)	$4,439,281	$3,914,863	$719	$27,906	$(22,887)	$3,920,601

Digital Banking Canada

Q1 2025 vs Q1 2024

Net income decreased 29% to $8.8 million due primarily to lower net interest income, higher provision for credit losses and higher non-interest expenses. The efficiency ratio was 47% compared to 40% a year ago reflecting increase in infrastructure to support the Bank’s lending asset growth and related earnings.

Q1 2025 vs Q4 2024

Net income increased 74% due primarily to lower non-interest expenses, offset partially by higher provision for credit losses. The efficiency ratio improved from 70% in the sequential quarter reflecting exclusion of one-time expenses incurred in the previous quarter associated with the acquisition of SBH, incentive awards related to specific performance-based milestones, and adjustments related to write down of property and equipment.

Digital Banking USA

Q1 2025 vs Q1 2024

Digital Banking USA began on August 30, 2024 following the acquisition of Stearns Bank Holdingford N.A.

Q1 2025 vs Q4 2024

Net income decreased 78% due primarily to higher non-interest expenses reflecting the onboarding of staff and relating operating expense to support the expansion of VersaBank USA, and a higher provision for credit losses, offset partially by higher revenue.

VersaBank – Q1 2025 MD&A	26

DRTC (Cybersecurity Services and Banking and Financial Technology Development)

Q1 2025 vs Q1 2024

DRTC net loss was $757,000 compared to  a net income of $97,000 last year. The decrease was due primarily to lower revenue driven by lower client engagements in the current quarter and higher operating expenses related to the onboarding support cost for new cybersecurity offerings beginning in fiscal 2025.

Q1 2025 vs Q4 2024

DRTC net loss was $757,000 compared to a net income of $95,000 last quarter. The decrease was due primarily to lower revenue driven by lower client engagements in the current quarter and higher operating expenses related to the onboarding support cost for new cybersecurity offerings beginning in fiscal 2025.

Digital Meteor Inc.

Q1 2025 vs Q1 2024

Digital Meteor Inc. net income was $33,000 compared to a net income of $338,000 last year.

Q1 2025 vs Q4 2024

Digital Meteor Inc. net income was $33,000 compared to a net income of $121,000 last quarter.

VersaBank – Q1 2025 MD&A	27

Summary of Quarterly Results

(thousands of Canadian dollars,
except per share amounts)	2025	2024				2023
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Results of operations:
Interest income	$73,246	$73,238	$71,646	$71,243	$69,292	$66,089	$60,089	$53,595
Yield on assets (%)	5.92%	6.23%	6.40%	6.66%	6.47%	6.40%	6.19%	6.05%
Interest expense	47,522	48,337	46,702	45,001	42,724	39,850	35,160	28,986
Cost of funds (%)	3.84%	4.11%	4.17%	4.21%	3.99%	3.86%	3.62%	3.27%
Net interest income	25,724	24,901	24,944	26,242	26,568	26,239	24,929	24,609
Net interest margin (%)	2.08%	2.12%	2.23%	2.45%	2.48%	2.54%	2.57%	2.78%
Net interest margin on credit assets (%)	2.36%	2.34%	2.41%	2.52%	2.63%	2.69%	2.69%	2.99%
Non-interest income	2,103	2,384	2,052	2,259	2,283	2,934	1,930	2,076
Total revenue	27,827	27,285	26,996	28,501	28,851	29,173	26,859	26,685
Provision for (recovery of) credit losses	1,024	(156)	(1)	16	(127)	(184)	171	237
Non-interest expenses	15,699	19,365	13,534	12,185	12,024	12,441	12,879	12,726
Efficiency ratio	56%	71%	50%	43%	42%	43%	48%	48%
Efficiency ratio - Digital Banking	50%	70%	46%	38%	40%	45%	43%	43%
Tax provision	2,961	2,560	3,758	4,472	4,255	4,437	3,806	3,459
Net income	$8,143	$5,516	$9,705	$11,828	$12,699	$12,479	$10,003	$10,263
Income per share
Basic	$0.28	$0.20	$0.36	$0.45	$0.48	$0.47	$0.38	$0.38
Diluted	$0.28	$0.20	$0.36	$0.45	$0.48	$0.47	$0.38	$0.38
Return on average common equity	7.02%	5.28%	9.63%	12.36%	13.41%	13.58%	11.15%	12.07%
Return on average total assets	0.66%	0.45%	0.85%	1.08%	1.16%	1.19%	1.00%	1.13%

The financial results for each of the last eight quarters are summarized above. Key drivers of VersaBank’s sequential performance changes for the current reporting period were:

Credit asset growth attributable to continued growth in the RPP portfolio;
Lower NIM attributable primarily to lower yields earned on the Bank’s lending assets offset partially by lower cost of funds;
Higher provision for credit losses attributable primarily to changes in the forward-looking information used by the Bank in its credit risk models; and,
Lower non-interest expense attributable primarily to the exclusion of one-time costs incurred in the fourth quarter of 2024 associated with the acquisition of SBH, incentive awards related to specific performance-based milestones, and adjustments related to write down of property and equipment.

Non-GAAP and Other Financial Measures

Non-GAAP and other financial measures are not standardized financial measures under the financial reporting framework used to prepare the financial statements of the Bank to which these measures relate. These measures may not be comparable to similar financial measures disclosed by other issuers. The Bank uses these financial measures to assess its performance and as such believes these financial measures are useful in providing readers with a better understanding of how management assesses the Bank’s performance.

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Non-GAAP Measures

Return on Average Common Equity is defined as annualized net income less amounts relating to preferred share dividends, divided by average common shareholders’ equity, which is average shareholders’ equity less amounts relating to preferred shares recorded in equity.

	January 31	October 31	January 31
(thousands of Canadian dollars)	2025	2024	2024
Return on average common equity
Net income	$8,143	$5,516	$12,699
Preferred share dividends	-	(247)	(247)
Adjusted net income	8,143	5,269	12,452
Annualized adjusted net income	32,306	20,961	49,537
Average common equity	$460,249	$397,271	$369,450
Return on average common equity	7.02%	5.28%	13.41%

Book Value per Common Share is defined as Shareholders’ Equity less amounts relating to preferred shares recorded in equity, divided by the number of common shares outstanding.

	January 31	October 31	January 31
(thousands of Canadian dollars)	2025	2024	2024
Book value per common share
Common equity	$521,295	$399,203	$375,387
Shares outstanding	32,518,786	26,002,577	25,964,424
Book value per common share	$16.03	$15.35	$14.46

Return on Average Total Assets is defined as annualized net income less amounts relating to preferred share dividends, divided by average total assets.

	January 31	October 31	January 31
(thousands of Canadian dollars)	2025	2024	2024
Return on average total assets
Net income	$8,143	$5,516	$12,699
Preferred share dividends	-	(247)	(247)
Adjusted net income	8,143	5,269	12,452
Annualized adjusted net income	32,306	20,961	49,537
Average Assets	$4,905,108	$4,677,460	$4,255,623
Return on average total assets	0.66%	0.45%	1.16%

Other Financial Measures

Yield is calculated as interest income (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Yield does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Cost of Funds is calculated as interest expense (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Cost of funds does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

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Net Interest Margin or Spread are calculated as net interest income divided by average total assets. Net interest margin or spread does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin on Credit Assets is calculated as net interest income adjusted for the impact of cash, securities and other assets, divided by average gross credit assets. This metric does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Efficiency Ratio is calculated as non-interest expenses from consolidated operations as a percentage of total revenue (as presented in the interim Consolidated Statements of Comprehensive Income). This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Efficiency Ratio Digital Banking is calculated as non-interest expenses from the Digital Banking operations as a percentage of total revenue from the Digital Banking operations. This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Provision for (Recovery of) Credit Losses as a Percentage of Average Total Credit Assets captures the provision for (recovery of) credit losses (as presented in the interim Consolidated Statements of Comprehensive Income) as a percentage of VersaBank’s average credit assets, net of allowance for credit losses. This percentage does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Basel III Common Equity Tier 1, Tier 1, Total Capital Adequacy and Leverage Ratios are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (Canada) (OSFI).

Material Accounting Policies and Use of Estimates and Judgements

Material accounting policies and use of estimates and judgements are detailed in note 2 and note 3 of VersaBank’s 2024 Audited Consolidated Financial Statements. There have been no material changes in accounting policies since October 31, 2024.

Controls and Procedures

During the quarter ended January 31, 2025, there were no changes in VersaBank’s internal controls over financial reporting, that have materially affected or are reasonably likely to materially affect VersaBank’s internal controls over financial reporting.

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Additional Information

Additional information regarding VersaBank, including its Annual Information Form for the year ended October 31, 2024, is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar, as well as on VersaBank’s website at www.versabank.com.

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